Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 7 DATED APRIL 22, 2009

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008, relating to our offering of 85,526,316 shares of common stock. This Supplement No. 7 supersedes and replaces Supplement No. 5 dated February 13, 2009 and Supplement No. 6 dated April 2, 2009. The purpose of this Supplement No. 7 is to disclose:

•	the status of our public offerings;

•	a description of our current portfolio;

•	selected financial data;

•	information regarding our distributions;

•	our performance — funds from operations;

•	our property performance — net operating income;

•	fees and reimbursements paid to our advisor and its affiliates;

•	a clarification regarding our acquisition expenses;

•	a clarification regarding asset management fees for our existing properties;

•	changes to our executive officers;

•	a clarification regarding our investment in Hilltop Apartments in Kansas City, Missouri;

•	a clarification regarding our plan of distribution;

•	a clarification regarding our share redemption program;

•	updated “Prior Performance Summary” disclosure in our prospectus;

•	updated prior performance tables;

•	an update to the experts section of the prospectus; and

•	information regarding documents incorporated by reference into this prospectus supplement.

Status of Our Public Offerings

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of April 15, 2009, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 3,990,165 shares of our common stock, or $39,714,726, including shares issued under our distribution reinvestment plan. As of April 15, 2009, approximately 84,950,831 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. Our follow-on offering will terminate on July 28, 2010, unless extended.

Our Current Portfolio

We were formed to invest in a diverse portfolio of high quality investments, focusing primarily on investments that produce current income including apartments, office buildings, industrial buildings, shopping centers and hotels. Our current property investments consist of seven multi-family apartment communities with a total of 1,722 apartment units, one industrial distribution facility and two office buildings. The following table provides general information regarding the properties in which we have invested as of December 31, 2008:

Property	Property Type	Market	Total Investment(1)	Net Rentable Area (sq ft)/ Units	Occupancy		Percentage Equity Ownership(2)
801 Fiber Optic Drive	Industrial Distribution Facility	North Little Rock, AR	$1,708,939	56,336 sq ft	100.0%		74.0%
Champion Farms Apartments	Residential Apartments	Louisville, KY	$4,790,264	264 units	87.1%		70.0%
Fieldstone Apartments	Residential Apartments	Woodlawn, OH	$5,143,946	266 units	94.4%		83.0%
Pinehurst Apartment Homes	Residential Apartments	Kansas City, MO	$2,411,232	146 units	88.4%		97.5%
Pheasant Run Apartments	Residential Apartments	Lee’s Summit, MO	$2,642,146	160 units	93.1%		97.5%
The Retreat Apartments	Residential Apartments	Shawnee, KS	$2,850,000	342 units	87.1%		97.5%
Hilltop Apartments	Residential Apartments	Kansas City, MO	$1,050,000	124 units	91.9%		49.0%
Conifer Crossing	Residential Apartments	Norcross, GA	$4,500,000	420 units	82.4%		42.5%
Two and Five Governor Park(3)	Office Buildings	San Diego, CA	$2,500,000	75,518 sq ft	100.0%	(4)	47.7%

(1)	Total Investment includes our share of the purchase price for the property plus due diligence costs and closing costs paid by the joint venture, less our share of the debt on the property.
(2)	Ownership interest in joint venture as of the date of this prospectus supplement.
(3)	This investment consists of two office buildings.
(4)	These buildings are 100.0% leased including the current master lease. The buildings are 56.0% leased to third-party tenants.

The table below provides summary information regarding our properties by location as of March 31, 2009:

	Property Investments
State	Number	As a Percentage of Aggregate Investment
Arkansas	1	6%
California	1	9
Georgia	1	16
Kansas	1	10
Kentucky	1	17
Missouri	3	22
Ohio	1	19

Total	9	100%

For each of our seven multi-family investments, the table below provides the effective monthly rent per unit and the occupancy rate for the years ended December 31, 2006, 2007 and 2008 for the periods during which we owned such properties:

Property	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
Champion Farms
Occupancy	95.5%	93.6%	87.1%
Average Effective Monthly Rent Per Unit	$702	$713	$746
Fieldstone
Occupancy	91.7%	97.4%	94.4%
Average Effective Monthly Rent Per Unit	$799	$791	$807
Pheasant Run
Occupancy	—	88.8%	93.1%
Average Effective Monthly Rent Per Unit	—	$617	$665
Pinehurst
Occupancy	—	99.6%	88.4%
Average Effective Monthly Rent Per Unit	—	$622	$646
The Retreat
Occupancy	—	—	87.1%
Average Effective Monthly Rent Per Unit	—	—	$583
Hilltop
Occupancy	—	—	91.9%
Average Effective Monthly Rent Per Unit	—	—	$512
Conifer Crossing
Occupancy		—	82.4%
Average Effective Monthly Rent Per Unit		—	$780

The leases for our multi-family investments generally have terms of six, nine or twelve months. There are no leases with terms expiring after 2010.

For our commercial properties, the table below provides the effective annual rent per square foot and the occupancy rate for the years ended 2006, 2007 and 2008 for the periods during which we owned such properties:

Property	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008
801 Fiber Optic Drive
Occupancy	100.0%	100.0%	100.0%
Average Effective Monthly Rent Per Unit	$6.00	$6.00	$6.00
Two and Five Governor Park
Occupancy	—	—	100.0	%(1)
Average Effective Monthly Rent Per Unit	—	—	$26.52	(2)

(1)	These buildings are 100.0% leased including the master lease. The buildings are 56.0% leased to third party tenants.
(2)	The average effective monthly rent per square foot only reflects leases to third party and does not include the master lease.

The following is a schedule of third party lease expirations and related information for each of 2009, 2010, 2011, 2012 and 2013 for our industrial distribution facility and two office building investments as of December 31, 2008.

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rent Represented By Such Leases	Percentage of Gross Annual Rent Represented by Such Leases
2009	4	11,879	$312,968	21%
2010	1	2,707	$77,832	5%
2011	3	63,238	$519,430	36%
2012	1	6,274	$167,535	11%
2013	2	14,671	$383,793	26%

For these three investments, there are no leases expiring after 2013.

Selected Financial Data

The following selected financial data should be read with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and the notes thereto included in the prospectus and incorporated by reference into this prospectus supplement. Our historical results are not necessarily indicative of results for any future period.

The following tables present summarized consolidated financial information, including balance sheet data, statement of operations data, and statement of cash flows data in a format consistent with our consolidated financial statements.

	For the Year Ended December 31,
	2008	2007	2006	2005	2004
Operating Data
Revenues	$11,589,811	$5,595,622	$1,530,502	$16,243	$—
Loss before equity in earnings and minority interest	(2,689,447)	(1,627,801)	(855,811)	(83,728)	—
Equity in earnings from real estate joint venture	88,224	83,896	75,226	14,987	—
Minority interest	242,673	219,437	(127,817)	(7,200)	—
Net loss	(2,358,550)	(1,324,468)	(652,768)	(61,541)	—
Loss per common share (basic and diluted)	(0.73)	(0.75)	(1.42)	(5.01)	—
Cash distributions declared per common share	0.60	0.60	0.60	0.048	—
Weighted average shares of common stock outstanding-basic and diluted	3,219,095	1,758,564	458,658	12,291	500

	2008	2007	2006	2005	2004
Balance Sheet Data
Total real estate, net	$125,746,514	$55,763,626	$41,066,742	—	—
Total assets	136,553,461	64,863,407	44,774,940	$1,976,197	$205,000
Mortgages payable	98,729,308	43,879,125	32,850,000	—	—

Information Regarding our Distributions

We pay distributions on a monthly basis. Since January 2006, for the month ended December 31, 2005, we have paid a 6.0% per annum distribution. We paid $1,878,155 in distributions during the fiscal year ended December 31, 2008, of which $753,653 was paid in cash and $1,124,502 was paid through the distribution reinvestment plan in the form of additional shares issued.

The following chart compares cash distributions received from our investments in 801 Fiber Optic Drive, Champion Farms Apartments, Fieldstone Apartments, Pinehurst Apartment Homes, Pheasant Run Apartments, the Retreat Apartments, Hilltop Apartments, Conifer Crossing Apartments and Two and Five Governor Park during the year ended December 31, 2008 and the year ended December 31, 2007 with distributions paid during the same period.

Summary of Cash Distributions from the Company’s Investments

	801 Fiber Optic	Champion Farms Apartments	Fieldstone Apartments	Pinehurst Apartment Homes	Pheasant Run Apartments	Retreat Apartments (1)	Hilltop Apartments (2)	Conifer Crossing (3)	Two and Five Governor Park (4)	Total
Summary of Cash Distributions from Investments:
Year ended December 31, 2007	$166,500	$378,129	$303,932	$63,768	$62,054	$—	$—	$—	$—	$974,383
Year ended December 31, 2008	140,600	428,129	397,865	217,020	237,792	301,866	92,050	138,125	—	1,953,447

Summary of Dividends Paid
Year ended December 31, 2007										$969,937
Year ended December 31, 2008										$1,878,155

(1)	We acquired our interest in the Retreat Apartments on January 14, 2008.
(2)	We acquired our interest in Hilltop Apartments on April 7, 2008.
(3)	We acquired our interest in Conifer Crossing on August 5, 2008.
(4)	We acquired our interest in Two and Five Governor Park on December 19, 2008.

As shown in the previous tables, cash distributions from our investments have exceeded the distributions paid for the years ended December 31, 2008 and 2007. In addition, for the year ended December 31, 2008, cash flow from operations was $1,324,628, which was more than the amount of distributions paid in cash. For the year ended December 31, 2007, cash flow from operations was $225,381, which was less than the amount of distributions paid in cash. The following table presents the amount of distributions paid and the source of the payment of such distributions for each of the last four quarters ended December 31, 2008.

	Three Months Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Distributions paid in cash	$218,581	$203,343	$178,807	$152,922

Source of distributions:
Cash flow from operations	$(34,158)	$187,151	$178,807	$152,922
Excess cash flow from operations for prior periods	252,739	16,192	—	—
Total sources	$218,581	$203,343	$178,807	$152,922

Paladin Advisors has paid expenses on our behalf and Paladin Advisors has deferred the reimbursement of a portion of these expense payments and from time to time has deferred certain other fees owed to it. We are dependent on Paladin Advisors to support our financial position currently because of our small size. As we continue to grow by selling shares in our Follow-On Offering and by making additional investments, we expect to be able to finance our operations without advances from and deferrals of fees otherwise payable to Paladin Advisors.

For the year ended December 31, 2008, Paladin Advisors and its affiliates had incurred on our behalf $433,928 in general and administrative expenses. Pursuant to the terms of the Advisory Agreement, Paladin Advisors has deferred (without interest) repayment of these expenses. The payment of these obligations may impact our ability to pay future distributions. Paladin Advisors is not obligated to either pay expenses on our behalf or defer reimbursements of such expense payments or fees in future periods. If Paladin Advisors were to cease paying expenses on our behalf or deferring reimbursement of expenses or fees, our ability to pay distributions to our stockholders could be adversely affected, and we may be unable to pay distributions to our stockholders, or such distributions could decrease significantly. Additionally, if Paladin Advisors continues to pay expenses on our behalf and/or defer reimbursement of expense payments or fees, the ultimate repayment of these obligations could adversely impact on our ability to pay distributions in future periods as well as potentially adversely impact the value of an investment in the Company.

The amount of distributions to be distributed to our stockholders in the future will be determined by our board of directors and are dependent on a number of factors, including funds available for payment of distributions (including whether Paladin Advisors continues to pay expenses and/or defer reimbursement of expense payments or fees), our financial condition, capital expenditure requirements, annual distribution requirements needed to maintain our status as a REIT.

Our Performance — Funds From Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investments Trusts, or NAREIT, an industry trade group, has promulgated a measure known as funds from operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as us. FFO is not equivalent to our net income or loss as defined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment writedowns, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO.

The historical accounting convention used for real estate requires a straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance. Our FFO reporting complies with NAREIT’s policy described above.

The following is the calculation of FFO for each of the last four quarters ended December 31, 2008.

	Three Months Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Net loss	$(837,916)	$(666,148)	$(486,185)	$(368,301)
Add:
Depreciation and amortization — consolidated entities	786,718	766,775	636,250	574,287
Depreciation and amortization — unconsolidated entities	17,165	17,165	17,165	17,165
Less:
Depreciation and amortization of minority interests	(194,095)	(159,230)	(81,189)	(165,791)

FFO	(24,202)	(41,438)	86,041	57,360
FFO per share – basic and diluted	(0.06)	(0.01)	0.03	0.02
Weighted average common shares outstanding – basic and diluted	3,599,572	3,398,882	3,112,312	2,759,459

Our Property Performance — Net Operating Income

Our net operating income for the year ended December 31, 2008 was $6,274,668 compared to $3,337,477 for the year ended December 31, 2007 and $939,990 for the year ended December 31, 2006.

We consider net operating income to be an appropriate supplemental performance measure because net operating income reflects the operating performance of our properties and excludes certain items that are not considered to be controllable in connection with the management of the property, such as depreciation, interest expense, interest income and general and administrative expenses. Additionally, we believe that net operating income is a widely accepted measure of comparative operating performance in the real estate investment community. However, our use of the term net operating income may not be comparable to that of other real estate companies as they may have different methodologies for computing this amount. We believe that the line on our consolidated statement of operations entitled “net loss” is the most directly comparable GAAP measure to net operating income.

To facilitate understanding of this financial measure, a reconciliation of net loss to net operating income has been provided for the years ended December 31, 2008, 2007 and 2006.

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Net Operating Income	$6,274,668	$3,337,477	$939,990
Equity in earnings of real estate joint venture	88,224	83,896	75,226
Interest income	103,788	106,622	19,824
Depreciation and amortization expense	(2,764,030)	(1,678,196)	(616,887)
Interest expense including amortization of deferred loan costs	(4,430,622)	(2,357,226)	(812,489)
General and administrative expenses	(1,873,251)	(1,036,478)	(386,249)
Minority Interest	242,673	219,437	127,817

Net Loss	$(2,358,550)	$(1,324,468)	$(652,768)

Fees and Reimbursements Paid to our Advisor and its Affiliates

Set forth below is a chart showing fees and reimbursements paid to our advisor and its affiliates during the year ended December 31, 2008 in connection with our offerings.

Type of Fee or Reimbursement	Amounts Incurred Year Ended December 31, 2008
Offering Stage:
Selling Commissions and Dealer Manager Fee	$943,952
Wholesaling Costs	—
Other Organization and Offering Expenses	$329,620
Operational Stage:
Acquisition Fees	$646,914
Origination Fees	—
Reimbursement of Acquisition Expenses	—
Asset Management Fee	$256,336
Expense Reimbursement	—
Disposition Stage:
Subordinated Disposition Fee	—
Subordinated Distribution of Net Sales Proceeds	—
Subordinated Distribution Upon Listing	—
Subordinated Distribution Upon Termination	—

As of December 31, 2008, fees and reimbursements accrued but not yet paid was approximately $433,928, representing general and administrative expenses due to affiliates.

Clarification Regarding Our Acquisition Expenses

In our prospectus, we disclosed that our charter limits our ability to pay acquisition fees, including origination fees, such that the total of all such acquisition fees and acquisition expenses shall not exceed, in the aggregate, an amount equal to 6.0% of the contract purchase price of the properties that we purchase directly or of our economic interest in properties we purchase through joint ventures, or, in the case of real estate related investments, 6.0% of the funds we advance with respect to such investments.

We estimate that our acquisition expenses will equal approximately 0.5% of the contract purchase price of all of the properties that we purchase directly or 0.5% of our economic interest in properties we purchase through joint ventures, or, in the case of real estate related investments, 0.5% of the funds we advance with respect to such investments. Assuming that we do not use any leverage to make our investments, our acquisitions expenses would be approximately $3.3 million. If we raise the maximum of $750 million in the primary offering and all of our investments are 75% leveraged at the time we make them, our total acquisition expenses would be approximately $13.2 million. At this time, we cannot estimate the amount of leverage we will use to make our additional investments.

Clarification Regarding Asset Management Fees for Our Existing Properties

In our prospectus, we disclosed that our advisor would receive a monthly asset management fee equal to one-twelfth of 0.6% of (1) the purchase price of real property acquired directly, (2) our allocable cost of real property acquired in a joint venture, or (3) the funds advanced in a real estate related investment. We also disclosed that our advisor may elect, in its sole discretion, to defer (without interest) payment of the asset management fee in any month by providing written notice of such deferral.

For each of our existing properties from the respective dates of acquisition through the period that we own the properties, our advisor has elected to receive a monthly asset management fee equal to one-twelfth of 0.3% of our allocable cost of the real property acquired in these joint ventures. Our advisor acknowledges that it has waived its right to receive any additional amounts due under the advisory agreement for such properties.

Changes to Our Executive Officers

On November 4, 2008, our board appointed Whitney A. Greaves, the Company’s Chief Operating Officer, to serve as our President and Chief Executive Officer. In connection with this appointment, our board accepted the resignation of James R. Worms from those positions, also effective November 4, 2008. Mr. Worms will continue to serve as the Chairman of the Board. In connection with Ms. Greaves’ appointment, our board also eliminated the position of Chief Operating Officer.

Clarification Regarding Investment in Hilltop Apartments

In connection with our investment in PRIP 6700, LLC for the acquisition of Hilltop Apartments, we paid our advisor an acquisition fee of $57,750. We will also pay our advisor an annual asset management fee of $12,600 pursuant to the terms of the advisory agreement.

Clarification Regarding Plan of Distribution

We may sell shares to retirement plans of participating broker-dealers, to participating broker-dealers in their individual capacities, to IRAs and qualified plans of their registered representatives or to any one of their registered representatives at $9.40 per share (as opposed to $9.30 per share as originally disclosed in our prospectus), reflecting the fact that selling commissions in the amount of $0.60 per share will not be payable in connection with such sales. The net proceeds to us from such sales made net of commissions will be identical to net proceeds we receive from other sales of shares.

Clarification Regarding Our Share Redemption Program

In our prospectus, we disclosed that funding for the redemption of shares under our share redemption program will come exclusively from the proceeds we receive from the sale of shares under our distribution reinvestment plan. We fund redemption requests received during a quarter with proceeds received from our distribution reinvestment plan in the month following such quarter. If we do not receive sufficient funds in such month to fulfill all redemption requests from the previous quarter, the remaining amounts will be funded with proceeds received from the distribution reinvestment plan in the subsequent months.

Updated Prior Performance Summary Disclosure

The “Prior Performance Summary” section of the Prospectus is hereby superseded by the following:

The information presented in this section represents the historical experience of real estate programs sponsored or advised by our sponsor, Paladin Realty, and its affiliates. The following summary is qualified in its entirety by reference to the Prior Performance Tables, which may be found in Appendix A to the prospectus. Investors in our common shares should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior Paladin real estate programs. Investors who purchase our common shares will not thereby acquire any ownership interest in any of the entities to which the following information relates.

The returns to our stockholders will depend in part on the mix of product in which we invest, the stage of investment and our place in the capital structure for our investments. As our portfolio is unlikely to mirror in any of these respects the portfolios of the prior Paladin real estate programs, the returns to our stockholders will vary from those generated by those prior programs. In addition, all of the prior Paladin real estate programs were conducted through privately-held entities that were not subject to either the up-front commissions, fees and expenses associated with this offering or many of the laws and regulations to which we will be subject. We are also the first program sponsored by Paladin Realty or any of its affiliates that has investment objectives permitting the making or acquiring of mortgage loans or mezzanine loans. None of Paladin Realty, Paladin Advisors or any of their affiliates has experience making such investments or in operating a REIT or a publicly offered investment program. As a result, you should not assume the past performance of the prior Paladin programs will be indicative of our future performance. See “Risk Factors—Risks Relating To Our Business—We differ from prior programs sponsored by Paladin Realty in a number of respects, and therefore the past performance of those programs may not be indicative of our future results” and the Prior Performance Tables located in Appendix A to the Prospectus.

Prior Investment Programs

Since 1995, Paladin Realty and its predecessors have managed real estate investments for high net worth individuals, foundations and institutions. As of December 31, 2008, Paladin Realty or its affiliates have sponsored or advised 28 real estate investment partnerships. All of these prior programs had investment objectives generally similar to ours. This offering is the first public offering of a real estate program sponsored by Paladin Realty. The Prior Performance Tables included in Appendix A to this prospectus set forth information as of the dates indicated regarding certain of these prior Paladin real estate programs as to (1) experience in raising and investing funds (Table I); (2) compensation to the sponsor (Table II); (3) annual operating results of the prior programs (Table III); (4) results of completed programs (Table IV); and (5) sales or disposals of property (Table V). Additionally, Table VI contained in Part II of the registration statement (which is not part of this prospectus) gives certain additional information relating to properties acquired by these Paladin real estate programs. Upon written request, we will furnish a copy of this table to you without charge. See “Where You Can Find Additional Information” in the Prospectus.

Summary Information

Capital Raising

The total amount of funds raised from investors in the prior programs, as of December 31, 2008, was approximately $1.1 billion. These funds were invested in real estate with an aggregate cost, including debt and investments of joint venture partners, of approximately $2.9 billion. The total number of investors in these prior programs, collectively, is 74. See Table I and Table II for more detailed information about Paladin Realty’s experience in raising and investing funds and compensation paid to Paladin Realty and its affiliates as the sponsor of these programs.

Investments

The prior Paladin real estate programs had acquired 246 properties as of December 31, 2008. The table below gives further information about these properties:

Location	Properties Purchased (as a percentage of aggregate purchase price)
United States
Pacific Coast	34%
West	12%
Plains States	1%
South Central	9%
Southeast	5%
Northeast	6%
Latin America
Costa Rica	6%
Mexico	7%
Brazil	11%
Chile	9%

One of our prior programs has converted into stock of a public Brazilian homebuilding company, which represents less than 1% of the total costs of all properties and investments made.

The following table gives a percentage breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior Paladin real estate programs, categorized by type of property, as of December 31, 2008, all of which were existing (used) or developed by the program (construction).

	New	Used	Construction
Commercial
Office Buildings	—	12%	—
Industrial Buildings	—	2%	—
Shopping Centers	—	—	—
Residential
Apartments	—	28%	—
Hotels	—	7%	—
Homebuilding	—	—	33%
Land Development	—	—	6%
Resort residential	—	—	8%
Other	—	2%	2%

Total	—	51%	49%

Sales

As of December 31, 2008, these prior Paladin real estate programs had sold 121 of the total of 246 properties, or 49% of such properties, to third parties. These completed prior real estate programs made aggregate equity investments of $273 million in those properties, for which they received a return of $402 million upon the sale of those properties. In addition to these 121 sold properties, in connection with the termination of another prior Paladin real estate program, that program transferred 79 properties to a newly formed Paladin real estate program. The prior Paladin real estate program made aggregate equity investments of $156 million in those 79 properties, and in that transaction those equity investments were transferred to the new program based on a $187 million valuation.

See also Tables III, IV and V for more detailed information as to the operating results of the prior Paladin real estate programs whose offerings closed since December 31, 2003, results of such programs that have completed their operations during the five years ending December 31, 2008 and sales or other disposals of properties by the prior Paladin real estate programs during the three years ending December 31, 2008.

Three Year Summary of Acquisitions

From December 31, 2005 through December 31, 2008, the prior Paladin real estate programs acquired 40 residential properties, 3 apartment properties, 1 office property and 1 investment in stock of a public Brazilian homebuilding company. The total acquisition costs of these properties was approximately $239 million, of which $116 million, or 49%, was financed with mortgage financing and the remaining $123 million was provided by investors. The locations of these properties, and the number of each property in each location, are as follows: Texas (1), Kansas (1), Colorado (1), Chile (18), Brazil (16), Costa Rica (3), Mexico (5).

See Table VI in Part II of the registration statement of which this prospectus is a part for more detailed information as to the acquisition of properties during the three years ending December 31, 2008. Upon request and for no fee, we will provide a copy of such table to any investor.

Adverse Business Developments

The prior Paladin real estate programs have occasionally been adversely affected by vacancies either due to defaults of tenants under their leases or the expiration or termination of tenant leases. Where vacancies have continued for a long period of time, these programs suffered reduced revenues resulting in less net operating income to be distributed to the investors. In addition, the resale value of such properties may have diminished as the market value of a particular property often depends principally upon the net operating income of such property. Further, certain of our prior programs have participated in development activities, and the sales pace of the properties developed by such programs has decreased due to global economic conditions.

Prior Performance Tables

The prior performance tables contained in the Prospectus are hereby superseded by the tables in Appendix A to this Supplement No. 7.

Experts

The “Experts” section of the prospectus is hereby amended by adding the following:

The consolidated balance sheets of Paladin Realty Income Properties, Inc. and subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

The combined statement of revenues and certain operating expenses of Two and Five Governor Park for the year ended December 31, 2007 incorporated by reference into this Supplement No. 7 to the prospectus dated July 28, 2008 has been audited by Imowitz Koenig & Co., LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and is being incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

The statement of revenues and certain operating expenses of Conifer Crossing for the year ended December 31, 2007 incorporated by reference into this Supplement No. 7 to the prospectus dated July 28, 2008 has been audited by Imowitz Koenig & Co., LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and is being incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing.

Information Regarding Documents Incorporated by Reference

We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement. You may read and copy any document we have electronically filed with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. In addition, any document we have electronically filed with the SEC is available at no cost to the public over the Internet at the SEC’s website at www.sec.gov. You can also access documents that are incorporated by reference into this prospectus supplement at our Internet website at www.paladinreit.com.

The following documents filed with the SEC are incorporated by reference in this prospectus supplement, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 27, 2009; and

•	Current Reports on Form 8-K and Form 8-K/A filed with the SEC on October 20, 2008, February 12, 2009, February 25, 2009 and March 27, 2009.

We will provide to each person to whom this prospectus supplement is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the reports or documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, write or call us at 10880 Wilshire Blvd., Suite 1400, Los Angeles, California 90024, (866) 725-7348. The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.

APPENDIX A

Prior Performance Tables

The following prior performance tables (“Tables”) provide information relating to the real estate investment programs sponsored by Paladin Realty and its affiliates which have investment objectives similar to ours (the “prior Paladin real estate programs”). This offering is the first publicly offered program sponsored by Paladin Realty. All of the prior Paladin prior programs have been private real estate investment funds offered to institutional and other private investors or single project real estate investment vehicles, also primarily involving institutional investors.

Prospective investors should read these Tables carefully together with the summary information concerning the Paladin programs as set forth in the “Prior Performance Summary” section of this prospectus.

Our determination as to which of Paladin Realty’s prior programs have investment objectives similar to ours was based on the type and approximate size or value of the properties in which the programs invested, whether through acquisitions or development of properties, and experience with multiple property types and “value added” opportunities in properties that the programs acquired. We also considered that each program sought investments with the ability to realize growth in the value of the investments. Additionally, these programs sought some investments that would provide the ability to make regular cash distributions. We consider programs that invested primarily in these product types (which would include all the prior Paladin real estate programs) to have investment objectives similar to ours, although we may make investments in other product types from those in which prior programs have invested and the prior programs have included some product types in which we currently do not intend to invest.

Although we consider each of the prior Paladin real estate programs to have had similar investment objectives to ours, investors in our common stock should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior Paladin real estate programs. The returns to our stockholders will depend in part on the mix of product in which we invest, the stage of investment and our place in the capital structure for our investments. As our portfolio is unlikely to mirror in any of these respects the portfolios of the prior Paladin real estate programs, the returns to our stockholders will vary from those generated by the prior Paladin real estate programs. In addition, the prior Paladin real estate programs, which were conducted through privately-held entities, were not subject to either the up front commissions, fees and expenses associated with this offering or many of the laws and regulations to which we will be subject. We are also the first program sponsored by Paladin Realty or any of its affiliates to make or acquire mortgage loans or mezzanine loans. None of Paladin Realty, Paladin Advisors or any of their affiliates has experience making such investments or in operating a REIT or a publicly offered investment program. As a result, you should not assume the past performance of the prior Paladin real estate programs will be indicative of our future performance. See “Risk Factors—Risks Relating To Our Business—We differ from prior programs sponsored by Paladin Realty in a number of respects, and therefore the past performance of those programs may not be indicative of our future results.”

The inclusion of the tables does not imply that we will make investments comparable to those reflected in the tables or that investors in our shares will experience returns comparable to the returns experienced in the programs referred to in the tables. If you purchase our shares, you will not acquire any ownership in any of the programs to which the tables relate.

The following tables are included herein:

Table I—Experience in Raising and Investing Funds

Table II—Compensation to Sponsor

Table III—Operating Results of Prior Programs

Table IV—Results of Completed Programs

Table V—Sales or Disposals of Properties

Additional information relating to the acquisition of properties by the prior Paladin real estate programs is contained in Table VI, which is included in Part II of the registration statement which we have filed with the Securities and Exchange Commission. Copies of any or all information will be provided to prospective investors at no charge upon request.

TABLE I

(UNAUDITED)

EXPERIENCE IN RAISING AND INVESTING FUNDS (ON A PERCENTAGE BASIS)(a)

This Table provides a summary of the experience of Paladin Realty as a sponsor in raising and investing funds in programs for which the offerings have closed during the three years ended December 31, 2008. Information is provided as to the manner in which the proceeds of the offering have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested. Information is provided as of December 31, 2008.

	Paladin Realty Latin America Investors II, LP	Paladin Realty Latin America Investors III, LP
Dollar Amount Offered	$200,000,000	$500,000,000
Dollar Amount Raised	200,000,000	332,639,000
Less offering expenses:
Selling commissions and discounts retained by affiliates	—	—
Organizational expenses	0.4%	0.3%
Loan Costs	0.9%	0.1%
Reserves
Percent available for investment	98.7%	99.6%
Acquisition costs:
Prepaid items and fees related to purchase of property	—	—
Purchase Price (cash down payment)	43.2%	6.3%
Acquisition fees	—	—
Other (explain)	—	—
Total acquisition costs	43.2%	6.3%
Percent leverage (mortgage financing divided by total acquisition cost)	31.7%	29.5%
Date offering began	12/27/04	05/01/08
Length of offering (in months)	12 months	(b)
Months to invest 90 percent of amount available for investment (measured from beginning of offering)	48 months	(c)

(a)	All percentage amounts except “Percent leverage” represent percentages of the “Dollar Amount Raised.”
(b)	This program’s initial closing occurred on September 17, 2008 and the offering is still ongoing.
(c)	This program’s initial closing occurred on September 17, 2008 and is still in the process of investing those proceeds.

Past performance is not necessarily indicative of future performance.

TABLE II

(UNAUDITED)

COMPENSATION TO SPONSOR

Table II summarizes the amount and type of compensation paid to Paladin Realty and its affiliates during the three years ended December 31, 2008 in connection with (a) prior Paladin real estate programs the offerings of which have closed since December 31, 2005 and (b) on an aggregate basis, 13 prior Paladin real estate programs the offerings of which closed on or prior to December 31, 2005.

Type of Compensation	Paladin Realty Latin America Investors II, LP	Paladin Realty Latin America Investors III, LP	Other Programs
Date offering commenced	12/27/04	5/01/08	—
Dollar amount raised	$200,000,000	$332,639,000	$369,387,156
Amount paid to sponsor from proceeds of offering
Underwriting fees	—	—	—
Acquisition fees
—real estate commission	—	—	—
—advisory fees	—	—	309,110
—other	—	—	—
Organization Costs	813,844	808,569	—
Dollar amount of cash generated from operations before deducting payment to sponsor	—	—	N/A
Amount paid to sponsor from operations:
Property management fees	—	—	—
Partnership management fees	11,375,001	1,697,844	18,953,736
Reimbursements	476,708	513,047	594,156
Leasing commissions	—	—	—
Other (Asset management fees)	—	—	28,329,926
Dollar amount of property sales and refinancing before deducting payments to sponsor
—cash	—	—	686,703,842
—notes	—	—	—
Amount paid to sponsor from property sales and refinancing
Real estate commissions	—	—	—
Incentive fees	—	—	9,569,799
Other—Disposition Fees	—	—	1,030,524

Past performance is not necessarily indicative of future performance.

TABLE III

(UNAUDITED)

OPERATING RESULTS OF PRIOR REAL ESTATE PROGRAMS(1)

Table III summarizes the operating results of prior Paladin real estate programs the offerings of which have closed during the five years ended December 31, 2008. Operating results are presented for each fiscal year since the inception of each program. Except as otherwise noted, all figures are as of December 31 of the year indicated and represent a full year of operations for the year indicated.

	Paladin Realty Latin America Investors, II, LP				Paladin Realty Latin America Investors III, LP
	2005	2006	2007	2008	2008
Gross Revenues	$6,936	$33,294	$73,090	$3,881,650	$8
Less: Operating Expenses	737,027	4,476,283	4,731,485	10,549,016	1,790,905
Equity in income (losses) of unconsolidated joint ventures	—	(15,471)	3,014,207	332,033	—
Interest expense	119,630	623,513	974,086	847,899	197,944
Depreciation	—	—	—	—	—
Net income (Loss)	(849,721)	(5,081,973)	(2,618,274)	(7,183,232)	(1,988,841)
Taxable Income (Loss)
—from operations	(112,693)	(5,488,080)	(5,864,689)	(a)	(a)
—from gain of sale	—	—	—	(a)	(a)
Cash generated from (used in) operations	(401,695)	(5,600,910)	(5,194,741)	(7,943,863)	(1,672,696)
Cash generated from sales	—	—	—	—	—
Cash generated from refinancing	—	—	—
Cash generated from operations, sales and refinancing	(401,695)	(5,600,910)	(5,194,741)	(7,943,863)	(1,672,696)
Less: Cash distributions to investors
—from operating cash flow	—	—	—	—	—
—from sales and refinancing	—	—	—	—	—
—from the Reorganization	—	—	—	—	—
Cash generated (deficiency) after cash distributions	(401,695)	(5,600,910)	(5,194,741)	(7,943,863)	(1,672,696)
Less: Special items (not including sales and refinancing)
Source of Funds
General Partner Contributions	—	248,517	742,421	1,530,297	—
Limited Partner Contributions	—	7,952,476	23,758,338	48,653,793	75,000,000
Distributions received from real estate joint ventures	—	3,997,000	—	—	—
Borrowings from mortgages and construction loans payable	10,000,000	12,919,810	25,500,000	91,364,679	26,000,000
Net contributions received from minority interests	—	109,395	463,558	2,044,399	—
Repayment of loans	—	—	—	41,971	—
Sale of short term investments	—	—	568,888	60,090	—
Use of Funds
Purchase of real estate and improvements	(6,106,180)	(7,937,635)	(11,246,537)	(41,337,685)	21,068,038
Investment in real estate joint ventures	—	(10,302,793)	(8,302,769)	(19,581,824)	—
Loans funded	—	—	—	(1,471,328)	—
Purchase of short term investments	—	(629,665)	—	—
Organizational costs	(718,381)	(31,619)	—	—	(808,569)
Loan Refinancing Costs	(977,266)	(61,785)	37,193	(796,296)	(485,812)
Principal payments on mortgages and construction loans payable	—	—	(26,662,772)	(65,757,038)	—
Effect of exchange rate changes on cash	—	(6,299)	2,875	—	—
Cash generated (deficiency) after cash distributions and special items	1,796,478	656,492	(333,546)	6,807,195	76,964,885
Tax and Distribution Data per $1000 Invested
Federal Income Tax Results:
Ordinary income (loss)
—from operations	(1)	(33)	(36)	N/A	N/A
—from recapture	—	—	—	N/A	N/A
Capital gain (loss)	—	—	—	N/A	N/A
Cash distributions to Investors
Source
—Investment income	—	—	—	—	—
—Return of capital	—	—	—	—	—
Source (on cash basis)
—Sales	—	—	—	—	—
—Refinancing	—	—	—	—	—
—Operations	—	—	—	—	—
—Return of Unused Capital Called	—	—	—	—	—
Amounts (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)				100%	100%

(a)	Federal income tax results for the 2008 tax year are not yet available for this program.

Past performance is not necessarily indicative of future performance.

TABLE IV

(UNAUDITED)

RESULTS OF COMPLETED PROGRAMS

Table IV summarizes the results of prior Paladin real estate programs sponsored by Paladin Realty that completed their operations and sold all their properties during the five years ended December 31, 2008.

FSF Mission Station/ Woodtrails
Dollar Amount Raised	$922,000
Number of Properties Purchased	2
Date of Closing of Offering	5/20/96
Date of First Sale of Property	4/23/04
Date of Final Sale of Property
Tax and distribution Data Per $1000 Investment
Federal Income Tax Results
Ordinary income (loss)
—from operations	$(1,023)
—from recapture	1,085
Capital Gain (loss	1,287
Deferred Gain
Capital	—
Ordinary	—
Cash Distributions to Investors
Source (on Tax basis)
—Investment Income	133
—Return of Capital	1,000
Source (on cash basis)
—Sales	167
—Refinancing	709
—Operations	259
—Return of Unused Capital Called	—
Receivables on Net Purchase Money Financing	—

Past performance is not necessarily indicative of future performance

TABLE V

(UNAUDITED)

SALES OR DISPOSALS OF PROPERTY

Table V presents summary information on the results of sales or disposals of properties from prior Paladin real estate programs during the three years ended December 31, 2008. The Table includes information about the net sales proceeds received from the sales of the properties, the cash invested in the properties, the taxable gain or loss from the sales and the cash flow from operations of the properties.

			Selling Price, Net of Closing Costs and GAAP Adjustments					Cost of Properties, Including Closing Costs and Soft Costs			Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance At Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total(1)	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total
William E. Simon & Sons Realty Partners, L.P.
Arbors at Thousand Oaks	7/20/2000	1/5/2006	$33,116,152	$14,854,939	—	—	$47,971,091	$14,868,000	$3,011,394	$17,879,934	$4,273,127
Punta Mita Resort	7/2/2002	3/9/2006	2,283,632	—	—	—	2,283,632	—	2,552,000	2,552,000	—
Red Mountain Country Club	2/28/2002	4/5/2006	2,000,000	3,126,443			5,126,443	3,600,000	1,725,000	5,325,000	2,605,167
Essex House Hotel	2/24/1997	6/5/2006	6,787,360	5,424,662	—	—	12,212,022	6,000,000	6,169,000	12,169,000	2,986,948
Palisades Village Center	10/20/2000	2/15/2007	15,238,460	16,398,132	—	—	31,636,592	10,000,000	7,389,000	17,389,000	6,999,419
Richland Pointe Business Center	8/17/1999	12/6/2007	11,769,604	7,543,655	—	—	19,313,259	7,700,000	3,772,000	11,472,000	9,558,181
Creative Hotel Associates	12/15/1997	7/1/2008	54,813,011	48,104,519	—	—	102,917,530	50,278,081	30,613,758	80,891,839	33,323,959
WC Investors Limited Partnership
Santa Fe Apartments	10/22/2001	2/21/2007	12,505,432	14,000,000	—	—	26,505,432	10,329,461	2,387,560	12,717,021	3,336,714
Reflections Apartments	3/29/2004	3/9/2007	16,922,846	19,571,592	—	—	36,494,438	20,000,000	6,375,455	26,375,455	1,445,972
Ardmore Apartments (a)	4/26/2001	1/1/2007	7,555,464	6,336,036	—	—	13,891,500	5,550,000	2,040,210	7,590,210	3,224,939
City Villa Apartments (a)	6/29/2000	1/1/2007	11,685,000	16,000,000	—	—	27,685,000	10,700,000	3,917,201	14,617,201	7,728,507
Crystal Pointe Apartments (a)	12/26/2005	1/1/2007	2,858,000	6,550,000	—	—	9,408,000	5,357,900	1,726,441	7,084,341	2,537,834
Peakview Apartments(a)	12/29/2005	1/1/2007	5,217,000	11,100,000	—	—	16,317,000	11,100,000	5,151,857	16,251,857	795,333
Rivercrest Apartments (a)	3/16/2001	1/1/2007	10,416,079	22,315,921	—	—	32,732,000	15,760,890	3,918,416	19,679,306	9,458,370
Serene Village Apartments (a)	8/29/2000	1/1/2007	2,258,200	6,650,000	—	—	8,908,200	4,900,000	1,412,422	6,312,422	3,124,142
Talavera Apartments (a)	9/1/2005	1/1/2007	7,114,500	10,550,000	—	—	17,664,500	10,550,000	6,408,628	16,958,628	930,511
The Bluffs Apartments (fka Alderwood Apartments) (a)	8/5/2005	1/1/2007	5,441,905	8,250,000	—	—	13,691,905	8,250,000	3,405,290	11,655,290	488,768
Claremont Cottages Apartments (a)	1/13/2001	1/1/2007	4,087,048	3,360,952	—	—	7,448,000	3,150,000	807,711	3,957,711	1,779,497
The Grove Apartments (fka Harmony Pointe Apartments) (a)	8/10/2005	1/1/2007	2,839,985	9,450,000	—	—	12,289,985	9,450,000	2,543,398	11,993,398	756,474
Holly Ridge Apartments (a)	12/27/2004	1/1/2007	13,764,400	17,625,000	—	—	31,389,400	17,625,000	8,978,118	26,603,118	3,132,892
The Landing Apartments (a)	9/27/2005	1/1/2007	12,832,129	7,845,871	—	—	20,678,000	8,200,000	9,881,335	18,081,335	1,291,285
Royal park Apartments (a)	2/28/2001	1/1/2007	13,140,115	8,944,185	—	—	22,084,300	7,500,000	2,025,652	9,525,652	5,995,782

Past performance is not necessarily indicative of future performance

Note 1 – Allocation of taxable gain (loss) associated with individual property sales between ordinary and capital gains (losses) is as follows:

	Taxable Gain	Capital Gain	Ordinary Gain
William E. Simon & Sons Realty Partners, L.P.
Arbors at Thousand Oaks	$6,403,258	$5,051,622	$1,351,636
Red Mountain Country Club	2,298,508	2,298,508	—
Punta Mita Resort	—	—	—
Essex House Hotel	6,388,743	5,322,928	1,065,815
Palisades Village Center	15,143,807	13,134,678	2,009,129
Richland Pointe Business Center	10,789,748	9,945,060	844,688
Creative Hotel Associates	30,731,529	26,107,510	4,624,019
WC Investors Limited Partnership	—	—	—
Santa Fe Apartments (b)	—	—	—
Reflections Apartments (b)	—	—	—
Ardmore Apartments (a)	—	—	—
City Villa Apartments (a)	—	—	—
Crystal Pointe Apartments (a)	—	—	—
Peakview Apartments (a)	—	—	—
Rivercrest Apartments (a)	—	—	—
Serene Village Apartments (a)	—	—	—
Talavera Apartments (a)	—	—	—
The Bluffs Apartments (fka Aldenwood Apartments) (a)	—	—	—
Claremont Cottages Apartments (a)	—	—	—
The Grove Apartments (fka Harmony Pointe Apartments) (a)	—	—	—
Holly Ridge Apartments (a)	—	—	—
The Landing Apartments (a)	—	—	—
Royal Park Apartments (a)	—	—	—

(a)	The disposition of this asset was accomplished through a distribution of properties and cash in redemption of the partnership interests of several partners of WC Investors Limited Partnership who elected to exit the partnership. The distribution and redemption was effective January 1, 2007. The disposition value (i.e., “selling price”) was determined by independent appraisals. Accordingly, no taxable gain or loss was recorded in connection with this disposition.
(b)	This property was sold in a transaction structure to qualify for like-kind exchange treatment under Section 1031 of the Internal Revenue Code, and accordingly, no taxable gain was recorded in connection with the disposition.

Past performance is not necessarily indicative of future performance